UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Appointment of Independent Non-Executive Director

The board (“Board”) of directors of Primega Group Holdings Limited (the “Company”) announces that Mr. Zhao Yong (“Mr. Zhao”) will be appointed as independent non-executive director with effect from December 19, 2024. The Board has determined that Mr. Zhao is an independent director and meets the applicable director’s independence requirements.

Mr. Zhao, aged 50, has served as the director of Jiuzhou Kanglian Technology Development (Beijing) Co., Ltd., a company based in the People’s Republic of China which is primarily engaged in the manufacturing and sale of medical equipment, since January 2008 where he is tasked with, amongst others, the general management of the operations of the company.

The Board believes Mr. Zhao will bring abroad rich management experience to the Company and would like to take this opportunity to welcome Mr. Zhao on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: December 20, 2024